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April 7, 2017
Brendan R. Hamill
Associate
+1 202 312 3010
bhamill@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ned Rubenstein
Ms. Sally Samuel

Re:	Nuveen Core Equity Alpha Fund (“Core Equity” or the “Fund”)
File No. 811-22003

To the Commission:

On behalf of the Core Equity, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 24, 2017 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Fund on March 22, 2017 (the “Proxy Statement”) in connection with the shareholder vote to elect new Board Members and to approve a new subadvisory agreement between Nuveen Fund Advisors, LLC, the Fund’s investment adviser, and INTECH Investment Management LLC, the Fund’s sub-adviser. Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing a Definitive Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments on the staff.

General

(1)	Comment: Pursuant to Rule 14a-6(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), please clearly mark the Proxy Statement as a “Preliminary Copy.”

Response: We have noted this comment for future filings.

(2)	Comment: Please state the name and address of the Fund’s administrator.

Response: For the information of the staff, the Fund does not have a separate fund administrator. The Adviser provides certain administrative services pursuant to the advisory agreement.

(3)	Comment: In the Q&A section, in the response to the question “What will happen if shareholders of my Fund do not approve the new investment sub-advisory agreement

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U.S. Securities and Exchange Commission

April 7, 2017

before consummation of the Transaction,” please consider adding additional disclosure consistent with the disclosure under “Proposal No. 2—Background” concerning the actions that will be taken in the event that shareholders do not approve the New Sub-Advisory Agreement.

Response: The Fund has added the requested disclosure.

(4)	Comment: In the Notice of Annual Meeting of Shareholders, please list the names of the Board Members nominated to be elected by shareholders under “Matters to Be Voted on by Shareholders.”

Response: The Fund has made the requested change.

(5)	Comment: In the Notice of Annual Meeting of Shareholders, please provide the telephone number and internet address at which shareholders may vote.

Response: References to internet and telephone voting are not applicable and have been deleted.

Proxy Statement

(6)	Comment: In “General Information,” please list the names of the Board Members nominated to be elected by shareholders.

Response: The Fund has revised the disclosure.

(7)	Comment: In “Proposal No. 1,” please revise the Board Nominees/Board Members table and the Officers Table to list the individuals’ age rather than year of birth.

Response: The Fund believes that its disclosure approach is consistent with the form.

(8)

Comment:     In “Proposal No. 1,” please revise footnote 4 to the Board Nominees/Board Members table to describe the positions held by Board Members Adams and Cook with Nuveen Investments, Inc. and/or certain of its subsidiaries.

Response: The Fund notes that the positions of the interested Board Members are described in detail in the table to which the footnote relates.

(9)	Comment: Where possible, please update the disclosure provided as of December 31, 2016 to the latest practicable date.

Response: For the information of the staff, in most cases, the information provided as of December 31, 2016 is the most recent practicable date for which that information is available.

U.S. Securities and Exchange Commission

April 7, 2017

(10)	Comment: In “Proposal No. 1,” please revise the aggregate compensation table to conform to the table in Item 22(b)(13) of Schedule 14A.

Response:     The Fund believes that the aggregate compensation table includes all of the information required by the form applicable to the Fund. As stated in the lead-in language to the table, the Fund does not have retirement or pension plans, and officers of the Fund and the Board Members of the Fund who are not Independent Board Members serve without any compensation from the Fund.

(11)

Comment:     In “Proposal No. 1,” please include disclosure in the proxy statement related to the policy of the Board relating to attendance by Board Members at the annual meetings of shareholders and the number of Board Members who attended the last annual meeting of shareholders.

Response:     Item 22(b)(15) of Schedule 14A refers to Item 407(b)(2) Regulation S-K. The instruction to Item 407(b)(2) of Regulation S-K provides that in lieu of providing the information required by paragraph (b)(2) of this Item in the proxy statement, the registrant may instead provide the registrant’s Web site address where such information appears. Accordingly, the Fund’s disclosure complies with the form requirement in all respects.

(12)

Comment:     In “Proposal No. 1,” it is stated that the affirmative vote of a plurality of the shares present and entitled to vote at the Annual Meeting will be required to elect each Board Member of each Fund. Please consider providing additional detail regarding plurality voting.

Response: The Fund has revised the disclosure.

(13)

Comment:     In “Proposal No. 2—Background,” please consider revising the last paragraph to more clearly describe the actions expected if the Transaction is not approved and the actions expected if the New Sub-Advisory Agreement is not approved.

Response:     The Fund has revised the disclosure regarding the expected actions if the Transaction is not approved. The Fund believes that disclosure regarding the expected actions if the New Sub-Advisory Agreement is not approved is already contained in the Proxy Statement.

(14)	Comment: On the last page of the proxy statement and on the first page of the proxy card, please add telephone and internet voting as options available to shareholders.

Response: The Fund has deleted all references to telephone and internet voting options.

U.S. Securities and Exchange Commission

April 7, 2017

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (202) 312-3010.

Yours very truly,

/s/ Brendan R. Hamill

Brendan R. Hamill
Associate

BRH